UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. 3)

                           UNISON SOFTWARE, INC.
                   -------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
  ------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 90919P105
                               --------------
                               (CUSIP Number)


                          Donald D. Westfall, Esq.
                         Associate General Counsel
                International Business Machines Corporation
                              New Orchard Road
                           Armonk, NY 10504-1783
                               (914) 499-4478
 --------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              DECEMBER 9, 1997
                      --------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.  90919P105


      1.  Name of Reporting Person:                            International
                                                             Business Machines
                                                                Corporation

          S.S. or I.R.S. Identification No. of Above            13-0871985
          Person:

      2.  Check the appropriate Box if a Member of               (a) [  ]
          a Group
                                                                 (b)  [   ]
      3.  SEC Use Only

      4.  Source of Funds:                                          00

      5.  Check Box if Disclosure of Legal
          Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                       [  ]

      6.  Citizenship or Place of Organization:                  New York

          Number of Shares Beneficially Owned by
          Reporting Person With:

      7.  Sole Voting Power:                                    11,974,626

      8.  Shared Voting Power:                                     [  ]

      9.  Sole Dispositive Power:                               11,974,626

     10.  Shared Dispositive Power:                                 [ ]

     11.  Aggregate Amount Beneficially Owned by
          Reporting Person:                                     11,974,626

     12.  Check Box if the Aggregate Amount in
          Row (11) Excludes Certain Shares:                        [  ]

     13.  Percent of Class Represented by Amount
          in Row (11):                                             100%

     14.  Type of Reporting Person:                                 CO


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


I. Items 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended by adding the following at the end thereof:

          "Pursuant to the Merger Agreement among IBM, Sub and Unison, the Effective Time of the Merger occurred on December 9, 1997. As a result, IBM beneficially owns 100% of the shares of Unison Common Stock outstanding as of the Effective Time.


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


                                (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1997

                                   INTERNATIONAL BUSINESS
                                     MACHINES CORPORATION

                                   By: /s/ LEE A. DAYTON
                                      ----------------------
                                      Lee A. Dayton
                                      Vice President, Corporate
                                      Development and Real Estate


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